Room 4561

September 17, 2007

Mr. Paul Holt
Chief Financial Officer
Quality Systems, Inc.
18191 Von Karman Avenue
Irvine, CA 92612

> **Re:** **Quality Systems, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed June 8, 2007**
> **File No. 001-12537**

Dear Mr. Holt:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Consolidated Statements of Income, page 57

1. We note that revenue from arrangements that include modification and customization is recognized pursuant to SOP 81-1. Please tell us where you include the revenue from these arrangements in your Statements of Income. In this regard, tell us whether the revenue is included in a single line item or if you allocate the revenue from these arrangements between multiple revenue line items based on a certain methodology and, if so, describe that methodology. In

addition, explain how your classification of this revenue complies with Rule 5-03 of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 60

2.   We note your disclosures on page 42 indicating that you granted one of your customers longer than average contractual payment terms. Please tell us how these payments terms compare to your normal contractual payment terms and explain to us how you determine that fees subject to these extended terms are fixed or determinable.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Senior Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief